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FORM X-17A-5
PART III



SEC FILE NUMBER
8-66612

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020

(MM/DD/YY) (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BELVEDERE TRADING LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 S. Riverside Plaza, Suite 2100

(No. and Street)

Chicago   Illinois   60606

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richardo Forrer   (720) 927-2155

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP

(Name – *if individual, state last, first, middle name*)

30 S. Wacker Drive, Suite 3300	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richardo Forrer _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BELVEDERE TRADING LLC _____ , as of December 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

JARVIS DANIELS
NOTARY PUBLIC - STATE OF COLORADO
NOTARY ID 20084030177
MY COMMISSION EXPIRES AUG 29, 2024

_____
Signature

CFO, Belvedere Trading LLC
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Contents



Report of Independent Registered Public Accounting Firm

To the Manager and Member
of Belvedere Trading LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Belvedere Trading LLC (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2017.

Chicago, Illinois
February 25, 2021

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

BELVEDERE TRADING LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash	$	276,187
Derivatives, at fair value		11,707,652,603
Securities owned, at fair value		238,417,245
Memberships in exchanges, at cost (fair value $3,956,000)		919,600
Other receivables		51,211
Receivables from affiliates		7,996
Receivables from broker-dealers		191,813,397
Other assets		439,236
	$	12,139,577,475

Liabilities and Member's Equity

Liabilities:

Derivatives, at fair value	$	11,833,058,915
Securities sold short, at fair value		200,313,217
Payables to affiliates		24,893,083
Accounts payable and accrued expenses		7,124,381
		12,065,389,596
Member's equity		74,187,879
	$	12,139,577,475

See accompanying notes to the Statement of Financial Condition.

1. **Organization and Business**

    Belvedere Trading LLC (the "Company"), an Illinois limited liability company, was formed in January 2002. The Company is a broker-dealer registered under the Securities and Exchange Act of 1934 and is a member of CBOE Global Markets, Inc., ("CBOE"), with regulatory services outsourced to Financial Industry Regulatory Authority. The Company is primarily a market maker buying, selling and dealing as a principal in U.S. exchange traded securities and derivative financial instruments. In addition to the Company's market making activity, the Company also engages in the proprietary trading of other exchange-traded equity securities, equity and index options, futures and futures options.

    The Company is a member of numerous U.S. options and securities exchanges. The Company is also a corporate equity member of the Chicago Mercantile Exchange ("CME"), (via its parent company Belvedere Group LLC) and the Commodity Exchange, Inc, as well as a trading participant of Intercontinental Exchange ("ICE") Futures Europe.

    Belvedere Group LLC, a wholly owned subsidiary of Belvedere Holdings LLC, is the Company's sole member.

2. **Summary of Significant Accounting Policies**

    The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP) and are stated in U.S. dollars. The following is a summary of the significant accounting policies used in preparing the financial statements:

    Revenue Recognition and Financial Instruments Valuation
    Derivatives and securities transactions and related commissions and expenses are recorded on a trade date basis. Securities owned, securities sold, not yet purchased and derivatives are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification ("ASC") 820 "Fair Value Measurements and Disclosures". The carrying values of cash, receivables and payables approximate fair value due to the short maturities of these financial instruments.

    Investments in options on futures represent obligations to purchase or sell futures at a specified date. The value of the open position is recorded as either an asset or a liability, and the Company records an unrealized appreciation or depreciation to the extent of the difference between the proceeds received and the value of the open position. The Company records a realized gain or loss when the position is closed out. By entering into short sales, the Company bears the market risk of increases in value of the option sold short in excess of the proceeds received.

    Open trade equity in futures is included in receivable from broker-dealer and measured at closing exchange prices.

    Use of Estimates
    The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

2.   **Summary of Significant Accounting Policies, continued**

Depreciation and Amortization
U.S. GAAP requires that fixed assets be depreciated over the estimated useful life of the asset.

Receivable From and Payable to Broker-Dealers
Receivables and payables relating to trades pending settlement are netted by broker-dealer and included in receivable from/payable to broker-dealers in the statement of financial condition.

Credit Losses on Financial Assets
The Company evaluates all financial assets that are measured at amortized cost for credit losses under the Current Expected credit Losses model. Financial assets evaluated include cash, receivable from broker-dealer and other receivables. Expected credit losses are measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. Due to the short duration of the financial assets, there are no material estimates of credit losses related to these financial assets as of December 31, 2020.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at year-end exchange rates.

Exchange Memberships and Trading Rights
At December 31, 2020, the Company owned memberships at the CME and COMEX. The Company's memberships are reflected in the statement of financial condition at cost (fair value is shown parenthetically). U.S. GAAP requires that such memberships be recorded at cost, or, if an impairment in value has occurred, at a value that reflects management's estimate of the fair value. Thus, in 2020, the Company impaired assets by $232,100 to reflect the value of these owned memberships.

Income Taxes
The Company is a limited liability company with all taxable income or loss recorded in the income tax returns of Belvedere Holdings, LP. Belvedere Holdings, LP is a limited liability company whose income or loss is includable in the tax returns of its owners. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2017. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2020.

Recently Adopted Accounting Pronouncements
In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, *"Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments."* This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit

2.   **Summary of Significant Accounting Policies, continued**

losses mode ("CECL"). Under CECL, the allowance for losses for financial assets that are measured at amortized costs reflects management's estimate of credit losses over the remaining expected life of the financial assets. Expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, would be recognized in earnings, and adoption of the ASU will generally result in earlier recognition of credit losses. Expected credit losses will be measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount, and credit losses will be generally recognized earlier than under previous U.S. GAAP.

The Company adopted this ASU on January 1, 2020 using the modified retrospective method of adoption. The ASU impacts only those financial instruments that are carried by the Company at amortized cost such as collateralized financing arrangements and receivables from broker-dealers and clearing organizations. The adoption of this ASU did not have a material impact to the Company's financial condition.

3.   **Related Party Transactions**

The Company has expense sharing agreements with affiliate entities, which operate under common control (see below). At December 31, 2020, The Company had net receivables from related parties totaling $7,996. The Company settles related party liabilities and receivables by either cash payment or a direct impact to the member's equity of the Company, in addition to settlement with Parent. At December 31, 2020, the Company had a net intercompany payable and loan payable to Parent in the amount of $22.7 million and $2.2 million, respectively.

The Company and Parent have entered into reciprocal credit agreements to cover liabilities resulting from ordinary business operations, up to $50 million. The Company entered into a three-year short term note payable with Parent on August 1, 2020, bearing an Applicable Federal Rates ("AFR") of 0.17%, payable annually. The Company borrowed a maximum of $29 million and repaid $26.8 million, of which, $3.8 million was settled via cash and the remainder as an in-kind distribution during the year.

Team Belvedere LLC ("TB"), an affiliate, provides employment services to the Company. These services include, but are not limited to all employee compensation, health insurance and employment costs for the trading, technology and operational personnel. The Company had a zero payable balance to TB at December 31, 2020.

Belvedere Infrastructure LLC ("BI") provides colocation and related connectivity costs to the Company. BI also provides all computer hardware, computer software, furniture and office equipment to the Company. As of December 31, 2020, the Company had $7,996 in receivables from this affiliate. The Company conducts its operations in leased office facilities. The lease is subject to an escalation clause based on the operating expenses of the lessor. The lease is in the name of the Company's affiliate, Belvedere Infrastructure. The costs of the office facilities and other leases are allocated proportionally to the Company.

Belvedere Futures LLC ("BF"), an affiliate, conducts proprietary trading in listed futures and options on futures. The Company will transfer certain positions held at a clearing firm between BF and the Company. These transfers are done at the exchange, typically at fair market value, allowing the Company to manage its credit exposure to ABN. BF   and   the

3. **Related Party Transactions, continued**

Company have entered into reciprocal credit agreements to cover liabilities resulting from ordinary business operations. During 2020, the Company borrowed a maximum drawdown of $9.7 million, which was settled prior to December 31, 2020. On December 31, 2020, a payable to BF for brokerage costs allocated to the Company on behalf of BF in the amount of $3,096 as of December 31, 2020.

4. **Receivables from Broker-Dealer**

The Company has a Joint Back Office ("JBO") clearing agreement with ABN AMRO Clearing Chicago LLC ("ABN"). This agreement allows the Company as the JBO participant to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $10,000 in a Class A preferred interest in ABN. The Company's investment in ABN is reflected in other assets in the statement of financial condition. Under the rules of the Chicago Board Options Exchange, the agreement requires that the Company maintain a minimum net liquidating equity of $15 million, exclusive of its investment interest.

The Company entered into a revolving credit facility with ABN and ED&F Man Capital Markets ("EDF") that permits it to borrow up to $440 million and $25 million, respectively, to finance short positions, short term amounts owed and margin on open positions. At December 31, 2020, the Company had a loan payable balance of $163.6 million with ABN and zero outstanding with EDF.

Receivables from broker-dealer is reported net, and includes cash balances due from ABN and EDF plus unrealized net gains on open futures contracts with both firms. Receivables from broker-dealer at December 31, 2020, consists of the following:

		Receivables
Receivable From	$	196,332,390
Exchange-traded futures - open trade equity		(4,518,993)
	$	191,813,397

5. **Credit Concentration**

At December 31, 2020, a significant credit concentration consisted of approximately $104.3 million at ABN and $144,340 at EDF.

The Company limits its exposure to credit risk by executing futures and options transaction through regulated exchanges that are subject to the exchanges' counterparty and margin approval process.

6. **Derivative Financial Instruments**

In the normal course of business, the Company enters into transactions in derivative financial instruments that include futures contracts and exchange-traded options contracts as part of

6. **Derivative Financial Instruments, continued**

the Company's overall trading strategy. All derivative instruments are held for trading purposes. Fair values of options contracts are recorded in derivatives, as appropriate. Open trade equity in futures transactions is recorded as receivables from and/or payables to broker-dealers, as applicable. All positions are reported in the accompanying statement of financial condition at fair value.

As a proprietary trading firm, the Company executes a high volume of transactions in futures and securities on a daily basis. The Company provides liquidity in most major markets on which it trades.

As of December 31, 2020, the Company's derivative activities has the following impact on the statement of financial condition:

Underlying Risk	Statement of Financial Condiiton Location	Assets at Fair Value	Liabilities at Fair Value	Net
Equity	Receivable from/payable to broker-dealers	$ 5,250,627	$ (13,904,087)	$ (8,653,460)
Commodities	Receivable from/payable to broker-dealers	7,612,030	(3,160,200)	4,451,830
Interest Rates	Receivable from/payable to broker-dealers	30,000	(347,363)	(317,363)
Equity	Derivatives	11,504,462,998	(11,660,240,394)	(155,777,396)
Commodities	Derivatives	203,189,605	(172,818,521)	30,371,084
			$	(129,925,305)

Futures contracts provide for the delayed delivery/receipt of the underlying instrument. As a writer of options contracts, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the underlying instrument at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for options contracts is limited to the unrealized fair valuation gains recorded in the statement of financial condition.

Market risk is substantially dependent upon the value of the underlying instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

Securities sold short represent obligations of the Company to deliver the security or underlying instrument and, thereby, create a liability to repurchase the security or underlying instrument in the market at prevailing prices. Accordingly, these transactions result in risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

The Company is engaged in various trading activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of

6. **Derivative Financial Instruments, continued**

the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company limits its exposure to credit risk by executing futures and options transactions through regulated exchanges that are subject to the exchanges' counterparty and margin approval process.

7. **Offsetting**

The following table provides disclosure regarding the effect of offsetting of recognized assets and liabilities included in receivable from broker-dealer section of the statement of financial condition.

	Gross Amounts Recognized	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets/Liabilities Presented in the Statement of Financial Condiiton	Financial Instruments	Cash Collateral Received/ Pledged	Net Amount
Assets						
Futures Open Trade Equity	$ 12,892,657	$ (12,892,657)	$ -	$ -	$ -	$ -
Liabilities						
Futures Open Trade Equity	$(17,411,650)	$ 12,892,657	$ (4,518,993)	$ -	$ -	$ (4,518,993)

8. **Guarantees**

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Certain derivatives contracts that the Company has entered into meet the accounting definition of a guarantee under ASC 460. Derivatives that meet the ASC 460 definition of guarantees include futures contracts and written options.

The maximum potential payout for these derivatives contracts cannot be estimated as increases in interest rates, foreign exchange rates, securities prices, commodities prices and indices in the future could possibly be unlimited.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivatives contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. The Company believes that the notional amounts of the derivative contracts generally overstate

8. **Guarantees, continued**

Its exposure. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company believes that market risk is substantially diminished when all financial instruments are aggregated.

9. **Indemnifications**

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements in unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company assesses the risk of loss to be remote.

10. **Fair Value Measurement and Disclosures**

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Derivative financial instruments (futures and options) are exchange-traded in active markets that are valued using exchange settlement prices with reasonable levels of price transparency and are classified in Level 1 of the fair value hierarchy. Equity securities traded on a national securities exchange, or reported on the NASDAQ national market, are stated at the last reported sales price on the day of valuation. Fair value of exchange-traded contracts is based upon exchange settlement prices.

10. **Fair Value Measurement and Disclosures, continued**

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level with the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value in its entirety requires judgment, and considers factors specific to the financial instrument.

The Company assesses the levels of the financial instruments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. For the year ended December 31, 2020, there were no transfers among levels.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020:

	Level 1	
	Assets	Liabilities
	Securities Owned	Securities Sold Short
Equities	$ 238,417,245	$ 200,313,217
Equity Options	11,504,462,998	11,660,240,394
Futures Options	203,189,605	172,818,521
	$ 11,946,069,848	$ 12,033,372,132

At December 31, 2020, the Company had net unrealized losses on open futures contracts totaling $4,518,993, which were Level 1 financial instruments. At December 31, 2020, the Company held no Level 2 or Level 3 financial instruments.

11. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 and 2/3 % of "aggregate indebtedness", as defined.

At December 31, 2020, the Company had net capital and net capital requirements of $69,173,216 and $2,077,255, respectively.

12. **Subsequent Events**

The Company's management has evaluated events and transactions, through the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.



BELVEDERE TRADING LLC

FINANCIAL STATEMENT
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2020
<u>AVAILABLE FOR PUBLIC INSPECTION</u>